BioDrain Medical, Inc.
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek, Attorney

Re:	BioDrain Medical, Inc. Amendment No. 10 to Registration Statement on Form S-1 Filed September 30, 2009 File No. 333-155299

Dear Mr. Kruczek:

On behalf of BioDrain Medical, Inc., (the “Company” or “BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 6, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Exhibits

We are an early stage company… page 4

1.	Please provide a currently dated accountant’s consent with the amendment to be declared effective.

Response:  We have attached an accountant’s consent dated as of October 8, 2009

Exhibit 5.1

2.	Refer to the last paragraph. The consent provided by counsel must include its consent to the filing of the opinion as an exhibit. Please file a revised opinion.

Response:   Our counsel has revised its opinion to provide that it consents to the filing of the opinion as an exhibit.

3.
While counsel may state that it “does not admit” that it is an expert, it is inappropriate for counsel to deny that it is an expert.  Please have counsel revise the last sentence of its opinion accordingly.

Response:  The opinion has been revised to state that counsel does not admit to being an expert.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4802 or by facsimile at (651) 389-4803.  You may also reach our outside counsel, Ryan Hong, Esq. of Richardson & Patel LLP at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

Very truly yours, /s/ Kevin Davidson Kevin Davidson Chief Executive Officer